EXHIBIT (A)(5)(F)

Intevac	3560 Bassett Street, Santa Clara CA 95054

INTEVAC ANNOUNCES COMPLETION OF ITS EXCHANGE OFFER FOR 97% OF ITS
6½% CONVERTIBLE SUBORDINATED NOTES DUE 2004

Santa Clara, California, July 15, 2002 - Intevac, Inc. (Nasdaq: IVAC), today announced that on July 12, 2002, it completed the exchange of the $36,270,000 in aggregate principal amount of its 6½% convertible subordinated notes due 2004, or approximately 97% of the total amount outstanding, that were validly tendered in its exchange offer which expired on July 9, 2002.

Upon the closing of the exchange offer, Intevac issued $29,543,000 in aggregate principal amount of its new 6½% convertible subordinated notes due 2009 and paid $7,584,886 in cash, including accrued interest, in exchange for the tendered 6½% convertible subordinated notes due 2004. In addition, $1,275,000 in aggregate principal amount of the 6½% convertible subordinated notes due 2004 remain outstanding after the closing of the exchange offer.